Exhibit - 11

DIODES INCORPORATED AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE
(Unaudited)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2005	2006	2005	2006
BASIC
Weighted average number of common shares outstanding used in computingbasic earnings per share	22,010,235	25,686,913	21,658,863	25,520,156

Net income	$8,383,000	$12,770,000	$23,289,000	$33,467,000

Earnings per share	$0.38	$0.50	$1.08	$1.31

DILUTED
Weighted average number of common shares outstanding used in computingbasic earnings per share	22,010,235	25,686,913	21,658,863	25,520,156
Add: Assumed exercise of stock options	2,721,279	2,465,679	2,685,932	2,534,998
	24,731,514	28,152,592	24,344,795	28,055,154

Net income	$8,383,000	$12,770,000	$23,289,000	$33,467,000

Earnings per share	$0.34	$0.45	$0.96	$1.19